# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Alpha Cognition Inc., CIK 0001655923
CUSIP: 02074J501
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 1452 Hughes Rd., Ste. 200, Grapevine, Texas (TX), 76051
Date of event which requires filing of this statement: 05/21/2026
Filed pursuant to Rule 13d-1(c)
Amends the filing with accession number 0001493152-26-022232
Filed by CIK 0001595855

## Reporting persons
- Opaleye Management Inc.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Massachusetts (MA); sole voting power 0; shared voting power 2,620,369; sole dispositive power 0; shared dispositive power 2,620,369; aggregate amount beneficially owned 2,620,369 (12.03% of the class)
  Comment: Includes shares held in a managed account over which the Adviser has shared voting and dispositive power.
- Opaleye, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 2,530,369; sole dispositive power 0; shared dispositive power 2,530,369; aggregate amount beneficially owned 2,530,369 (11.62% of the class)
  Comment: Based on 21,774,104 shares of common stock outstanding as reported by Alpha Cognition Inc. in its Form 10-Q filed with the SEC on 05/14/2026.
- James Silverman: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 2,620,369; sole dispositive power 0; shared dispositive power 2,620,369; aggregate amount beneficially owned 2,620,369 (12.03% of the class)
  Comment: Includes shares held in a managed account over which the Adviser has shared voting and dispositive power.

## Item 1. Issuer
Name of issuer: Alpha Cognition Inc.
Address of issuer's principal executive offices: 1452 Hughes Rd. Ste. 200, Grapevine, TX 76051

## Item 2. Person Filing
Name of person filing:
This statement is filed jointly by (i) Opaleye Management Inc. (the "Adviser"), (ii) Opaleye, L.P. (the "Fund"), and (iii) James Silverman (collectively, the "Reporting Persons") with respect to shares of common stock held directly by the Fund and in a managed account advised by the Adviser. The Adviser serves as investment adviser to the Fund. Mr. Silverman is the controlling person of the Adviser.

The filing of this statement should not be construed as an admission that any of the Reporting Persons is, for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, the beneficial owner of any of the shares reported herein.
Address of principal business office or, if none, residence: One Boston Place, 26th Floor, Boston, MA 02108
Citizenship: Opaleye Management Inc., Massachusetts, Opaleye, L.P., Delaware, James Silverman, USA

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 2,620,369.00
Percent of class: 12.03 %
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 2,620,369.00
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 2,620,369.00

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Exhibits
Exhibit 99.1 Joint Filing Agreement by and among the reporting persons

## Signatures
- Opaleye Management Inc.: /s/ James Silverman, President (05/22/2026)
- Opaleye, L.P.: /s/ James Silverman, General Partner (05/22/2026)
- James Silverman: /s/ James Silverman, Individually (05/22/2026)